INVOLVED

DRIVE DEMOCRACY

The Problem



Record-low government approval ratings



No impact on the likelihood of bills passing



Outdated rep-constituent communication systems

The Solution

An application that allows people and elected officials to communicate through micro-polling and messaging







Data aggregation

Ease of use

Increased outreach

Solution

Product*

Push notifications


1:52
Wednesday, July 19
INVOLVED
now
Senator William Brownsberger
How would you classify Boston bike lane safety?
Slide for more

Polling on current issues


Question from Senator Brownsberger:
How would you classify Boston bike lane safety?
29%
12%
9%
7%
Total: 3,219 people

Feedback


Feedback from Senator Brownsberger:
Transportation Safety Bill
Hello,
Thank you for your input on the bike lane safety question I posted last week. It was very eye opening to me and influenced my vote on H.782 last week, which helped it pass.
How it affects you
https://www.magov.com/bill/transportationsafetybill2017

AI messaging


Test Bot
Build: Latest | Status: READY
Climate Agreement
Clear

*for mobile application

Product

Product

Multiple Use Channels

Mobile Application

Email

Text

Web Application

Widget


To: Senator Brownsberger
Today, 3:00 PM
Legalizing Gun Silencers
Dear Constituents,
I've been hearing from people asking me to legalize gun silencers. It's not something I want to do. Over the past week, I've gotten approximately 1200 emails asking to support both H.763 and H.789. To me, it is common sense that making guns quieter will make it easier to get away with murder.
The opposing argument focuses on hearing loss for law-abiding shooters, and for hunters who naturally want to hear everything around them. Your thoughts?
- Senator Browsberger
More information: https://willbrownsberger.com/noise-suppressors-on-firearms/ <http://willbrownsberger.com/noise-suppressors-on-firearms/>
Please respond with 1 (strongly oppose), 2 (oppose), 3 (neutral), 4 (support), 5 (strongly support), 6 (opt-out of messages from me). Thank you.
2

Business Model



Freemium
for elected officials



Free
for people



Third-Party Data Sales

U.S. Market Size

181 millon registered voters

39% of adults recently contacted a government official

$3 billion survey research industry

$8 billion election cycle (2016)

~$210 billion big data industry (2020)

Market Size

Industry & Competitors

Political Apps



These platforms target political activists by tracking issues, news, or campaigns. We target 'silent majority' as a direct channel between people and their elected officials

Social Media



These platforms do not validate constituent identity, gather little analytical data, and deter constituents who don't want to publicize political opinion

Current Methods

Phone Calls   **Letters**

Townhalls   **Emails**

These methods are passive engagement tools that are inefficient in either convenience, outreach, or data aggregation

Early Adoption







Direct Meetings

Elected Official
Channels

Grassroot
Campaigns

Adoption

Growth Strategy

In-app elected official invite

Advocacy groups

Local News & TV

Street teams

Attending rallies, marches

Civics classes

Online poll widgets

Non-profit organizations

Targeting towns in controversy

Brand ambassador campus programs

Radio interviews

Viral videos

Timeline






Customer Validation

MVP Mobile
Development

MA State House
Alpha Testing

Build out Mobile
and Web

Launch in MA

Multiple Channels
+ Direct Messaging
(text, email, web)

National Outreach

Freemium Model

Big Data Analytics

2/17

Today

Team









Jacob Dansey

CEO

BU, Computer Engineering

John Knollmeyer

CTO

BU, Computer Engineering

Caleb McDermott

Head of Marketing

BU, Strategy
& Innovation, Marketing

Chad Bell

Head of Finance

BU, Finance

www.involved.mobi